Contact

www.linkedin.com/in/lisa-eidenschink-brodersen-phd-hcld-202a969 (LinkedIn)
www.hematologics.com (Company)

Top Skills

DNA sequencing
Chemistry
HPLC

Certifications

High Complexity Clinical Laboratory Director (HCLD)

Lisa Eidenschink Brodersen PhD HCLD

Vice President at Hematologics
Seattle, Washington, United States

Summary

Specialties: Flow cytometry and hematopathology

Experience

HematoLogics Inc.
Vice President, Director of Flow Cytometry and Translational Research
July 2021 - Present (1 year 6 months)
Seattle, Washington, United States

Hematologics
Director of Flow Cytometry
June 2017 - November 2021 (4 years 6 months)
Greater Seattle Area

HematoLogics, Inc
Assistant Laboratory Director
April 2011 - June 2017 (6 years 3 months)

HematoLogics Inc
Post-doctoral Scientist
April 2009 - April 2011 (2 years 1 month)

University of Washington
Research/Teaching Assistant
September 2003 - March 2009 (5 years 7 months)

Education

University of Washington
Ph.D, Chemistry · (2003 - 2009)

St. Olaf College

BA, Double major in chemistry and biology · (1999 - 2003)